METLIFE ADVISERS, LLC

501 Boylston Street

Boston, MA 02116

February 8, 2008

Rebecca Marquigny

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	Metropolitan Series Fund, Inc. (the “Fund”)—Post-Effective Amendment No. 46

(File No. 002-80751; Accession No. 0001193125-08-018849)

Dear Ms. Marquigny:

As we recently discussed over the telephone, I am requesting a limited review of the above-referenced filing by March 14, 2008. I have identified the following for your review:

Subadviser Changes

The prospectus and SAI reflect subadviser changes for MFS Value Portfolio, Julius Baer International Stock Portfolio, FI Large Cap Portfolio, FI Value Leaders Portfolio and FI Mid Cap Opportunities Portfolio.

The subadviser to MFS Value Portfolio (formerly, Harris Oakmark Large Cap Value Portfolio) changed from Harris Associates L.P. to Massachusetts Financial Services Company on January 7, 2008. The prospectus and SAI disclosure incorporates prospectus and SAI supplements filed when this change occurred. In addition, on April 28, 2008, the MFS Value Portfolio of Met Investors Series Trust (“MIST”) (a registered investment company affiliated with the Fund) will merge with and into the MFS Value Portfolio of the Fund. The MIST portfolio will be the accounting survivor of this merger.

The subadviser to Julius Baer International Stock Portfolio (formerly, FI International Stock Portfolio) changed from Fidelity Management and Research Company (“FMR”) to Julius Baer Investment Management LLC on January 7, 2008. The prospectus and SAI disclosure incorporates prospectus and SAI supplements filed when this change occurred.

The subadviser to FI Large Cap Portfolio, FI Value Leaders Portfolio and FI Mid Cap Opportunities Portfolio will change from FMR to Pyramis Global Advisors, LLC, a wholly owned subsidiary of FMR, on April 28, 2008.

Other Prospectus Disclosure

On page 284 of the prospectus, there is additional market timing disclosure.

Other SAI Disclosure

On page 17 of the SAI, there is entirely new disclosure under “Credit Default Swaps.” On page 28 of the SAI, there is revised disclosure under “Loan Participations, Assignments and Other Direct Indebtedness.”

I appreciate your cooperation and look forward to hearing from you. I can be reached at 617-578-3057.

Sincerely,

/s/ Jack Huntington
Jack Huntington

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